Exhibit (a)(5)(xi)

Tyson Foods Commences Tender Offer for The Hillshire Brands Company for $63.00 per Share in Cash

SPRINGDALE, Ark., July 16, 2014 – Tyson Foods, Inc. (NYSE: TSN) today announced that it has commenced a cash tender offer for all outstanding shares of common stock of The Hillshire Brands Company (NYSE: HSH) at a price of $63.00 per share. The tender offer is being made pursuant to the previously announced merger agreement dated July 1, 2014 among the two companies and HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods.

The tender offer period will expire at 12:00 midnight (New York City time) at the end of the day on August 12, 2014, unless the offer is extended.

Tyson Foods has filed a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (SEC). HMB Holdings, Inc. is the acquirer in the tender offer. The Offer to Purchase contained within the Schedule TO sets out the terms and conditions of the tender offer.

Hillshire Brands has also filed a Solicitation/Recommendation Statement with the SEC, which includes the recommendation of the Hillshire board of directors that Hillshire Brands stockholders tender their shares in the tender offer.

Following successful completion of the tender offer, any shares not acquired in the tender offer will be acquired in a second-step merger at the same $63 per share cash price. Closing of the tender offer is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and there being validly tendered and not validly withdrawn a number of shares of Hillshire common stock equal to at least two-thirds of the total outstanding shares of Hillshire common stock. The offer is not subject to any financing condition.

The complete terms and conditions are set out in the Offer to Purchase, which was filed with the SEC today, July 16, 2014. Hillshire Brands stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the U.S.).

About Tyson Foods

Tyson Foods, Inc. (NYSE: TSN), with headquarters in Springdale, Arkansas, is one of the world’s largest processors and marketers of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company was founded in 1935 by John W. Tyson, whose family has continued to be involved with son Don Tyson leading the company for many years and grandson, John H. Tyson, serving as the current chairman of the board of directors. Tyson Foods produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. The company provides products and services to customers throughout the United States and approximately 130 countries. It has approximately 115,000 Team Members employed at more than 400 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson Foods strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

About The Hillshire Brands Company

The Hillshire Brands Company (NYSE: HSH) is a leader in branded, convenient foods. The company generated approximately $4 billion in annual sales in fiscal 2013, has more than 9,000 employees, and is based in Chicago. Hillshire Brands’ portfolio includes iconic brands such as Jimmy Dean, Ball Park, Hillshire Farm, State Fair, Sara Lee frozen bakery and Chef Pierre pies, as well as artisanal brands Aidells, Gallo Salame, Van’s Natural Foods and Golden Island premium jerky. For more information on the company, please visit www.hillshirebrands.com.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to certain plans and objectives of Tyson Foods and Hillshire Brands with respect to the proposed tender offer and related transactions, including the timing of the completion of the merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations in forward-looking statements are the following: the risk that the acquisition of Hillshire Brands and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner; the risk that a regulatory approval could only be obtained subject to conditions that are not anticipated; the risk that Hillshire will not be integrated successfully into Tyson following the consummation of the merger; and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the merger may not be fully realized or may take longer to realize than expected. Neither Tyson Foods nor Hillshire Brands assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This communication is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Hillshire Brands common stock is being made pursuant to an offer to purchase and related materials that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., has filed with the U.S. Securities and Exchange Commission (the “SEC”). Hillshire Brands has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as other documents filed with the SEC, because they contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 will be sent free of charge to Hillshire Brands stockholders and these and other materials filed with the SEC may also be obtained from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the U.S.).

Contacts

FOR TYSON FOODS:

Investors:	Jon Kathol, 479-290-4235, jon.kathol@tyson.com
News Media:	Gary Mickelson, 479-290-6111, gary.mickelson@tyson.com

FOR HILLSHIRE BRANDS:

Investors:	Melissa Napier, 312-614-8739
News Media:	Mike Cummins, 312-614-8412